UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the U.S. Securities and Exchange Commission on June 4, 2025 (Registration No. 333-287771).

Notes Offering

On August 10, 2026, Silicon Motion Technology Corporation, a Cayman Islands exempted company (the “Company”), issued a press release announcing that it intends to offer, subject to market and other conditions, $800,000,000 aggregate principal amount of convertible senior notes due 2031 (the “Notes”) in a private offering to persons reasonably believed to be “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (the “Offering”). The Company also expects to grant the initial purchasers of the Notes an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $120,000,000 aggregate principal amount of Notes. A copy of the press release announcing the Offering is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

Interim Financial Statements of the Company

The unaudited condensed consolidated financial information of the Company as of and for the six months ended June 30, 2026, is furnished as Exhibit 99.2 to this Report.

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by the Company on August 10, 2026 announcing the launch of the Offering.

99.2	Unaudited condensed consolidated financial information of the Company as of and for the six months ended June 30, 2026,

Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical in nature and typically address future or anticipated events, expectations or beliefs. Forward-looking statements include, without limitation, statements regarding the anticipated terms of the Notes, the completion, timing and size of the Offering and the intended use of the proceeds. These forward-looking statements can often, but not always, be identified by phrases such as “believes,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates,” “plans,” “intends,” “will,” “may,” “should,” “projects,” “might,” “could,” or other words or phrases of similar import. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. While the Company believes there is a reasonable basis for the forward-looking statements in this Report, such statements involve certain risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those indicated in, or implied by, such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) market conditions, including market interest rates; (ii) the trading price and volatility of the Company’s American depositary shares (“ADSs”), each representing four ordinary shares of the Company, par value $0.01 per share; and (iii) risks relating to the Company’s business and the Offering, including those described in the Company’s most recent Annual Report on Form 20-F and the other reports that the Company files or furnishes from time to time with the U.S. Securities and Exchange Commission.

The Company may not consummate the Offering and, if the Offering is consummated, the Company cannot provide any assurances regarding the final terms of the Offering or the Notes or its ability to effectively apply the net proceeds from the Offering.

The forward-looking statements in this Report speak only as of the date of this Report. The Company does not undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offering, solicitation or sale would be unlawful. The Notes, any ADSs issuable upon conversion of the Notes and the ordinary shares represented thereby will not be registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: August 10, 2026	By:	/s/ Jason Tsai
	Name:	Jason Tsai
	Title:	Chief Financial Officer